EXHIBIT 99.2

Alterrus Systems Inc.
(A Development Stage Company)

Management’s Discussion and Analysis of Financial Condition and Results of Operations
June 30, 2013
(Unaudited)

TABLE OF CONTENTS

Management’s Discussion and Analysis		Page
1	Overview	4
2	Overall Performance	4
3	Corporate Developments	5
4	Selected Quarterly Data	5
5	Results of Operations	5
6	Liquidity and Capital Resources	6
7	Contractual Commitments	8
8	Off-Balance Sheet Arrangements	8
9	Related Party Transactions	8
10	Outstanding Share Data	9
11	Critical Accounting Estimates and Accounting Policies	9
12	Risks and Uncertainties	9
13	Management’s Responsibility For Financial Statements	10

PRELIMINARY INFORMATION

The following management’s discussion and analysis (“MD&A”), which is dated as of July 26, 2013, provides a review of the activities, results of operations and financial condition of Alterrus Systems Inc. (the “Company” or “ASI”) as at and for the financial year of the Company ended March 31, 2013 (“fiscal 2013”) in comparison with those as at and for the financial year of the Company ended March 31, 2012 (“fiscal 2012”), as well as future prospects of the Company. This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited consolidated financial statements of the Company for the fiscal 2013 and 2012 (the “Annual Financial Statements”). As the Company’s financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual report on Form 20-F is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” that are subject to risk factors. Forward-looking statements look into the future and provide a view as to the effect of certain events and trends on the business.  Forward-looking statements may include words such as “plans”, “intends”, “anticipates”, “should”, “estimates”, “expects”, “believes”, “indicates”, “suggests” and similar expressions. This MD&A contains forward-looking statements including, but not limited to, the ability to implement corporate strategies, the state of capital markets, the ability to obtain financing, operating risks, changes in general economic conditions, and other factors are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors.  It is important to note that unless otherwise indicated, forward-looking statements in this MD&A describe the Company’s expectations as of March 31, 2013. Readers are cautioned not to place undue reliance on these statements as the Company’s actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company’s business, or if the Company’s estimates or assumptions prove inaccurate.

FORWARD-LOOKING STATEMENTS (continued)

Therefore, the Company cannot provide any assurance that forward-looking statements will materialize. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason, except as required by law. Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks related to the meeting its debt obligations, uncertainties relating to the availability and costs of financing needed in the future, unfavourable weather conditions, the possibility that future crop yield results will not be consistent with the Company’s expectations, failure to provide quality crops to its customers, changes in equity markets, changes in commodity prices, fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, and the other risks involved in the growing and expanding the development and operation of the Company’s VertiCrop™ System business. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

1.         OVERVIEW

Alterrus Systems Inc., (formerly Valcent Products Inc.) (the “Company” or “ASI”) was incorporated under the Alberta Business Corporations Act on January 19, 1996 with a continuance to British Columbia effective November 28, 2012.  The Company’s current business activity is to focus on the continued development, marketing and operating of the Company’s High Density Vertical Growth System (“VertiCrop”) designed to produce high yields of leafy green vegetables in various climates.

On June 16, 2012, the Company changed its name to Alterrus Systems Inc. The Company is listed on the OTCQB, having the symbol ASIUF. On July 26, 2012 the Company obtained a Canadian National Stock Exchange (CNSX) listing, having the symbol of ASI. The address of the Company’s corporate office and principal place of business is 120 Columbia Street, Vancouver, BC, Canada, V6A 3Z8.

The Company has created an innovative, highly efficient system that provides a cost effective solution for crop production, with significant operating, environmental and capital cost savings over traditional field agriculture.

VertiCrop™ is a patent pending technology comprised of a suspended tray on a moving conveyor. It provides maximum exposure to light (either natural or artificial), along with precisely measured nutrients for the plants. Designed to grow in a closed loop and controlled environment, VertiCrop™ eliminates the need for potentially harmful herbicides and pesticides, while maximizing food taste and nutrition. Developed over several years by the Company, VertiCrop™ grows higher quality produce much more efficiently and with greater food value, when compared to commercial field agriculture.

•      Specially designed racks and trays suspended from an overhead track.
•      Closed loop conveyor passing through a feeding station, which provides water and nutrients.
•     Supplementary lighting to enhance growth and provide for year round production.
•      Even airflow over the plants and equal exposure to light.
•      Water and nutrient run-off from the feeding station is captured and recycled.
•      Conducive to optimum workflow – the crop comes to the crop worker.
•      Can operate in closed and greenhouse applications.

2.         OVERALL PERFORMANCE

The Company incurred net losses from operations of $439,026 for the three months ended June 30, 2013, an increase in loss of $116,817 over the prior comparative period of June 30, 2012. This increase is related to a gross margin loss of $205,616 compared to no gross margin in the prior comparative period.

The Company commenced commercial production on January 1, 2013 of its Vancouver-based installation of VertiCrop™ and generated sales from production of leafy greens and vegetables. The Local Garden Vancouver Inc. subsidiary is attempting to take steps necessary to increase operating revenue and reduce costs primarily by adjusting product mix and packaging options for the retail market.

3.         CORPORATE DEVELOPMENTS

On April 17, 2013, the Company issued unsecured convertible debentures in the amount $25,000 accruing interest at 12% per annum with a term to April 17, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

On May 28, 2013, the Company issued unsecured convertible debentures in the amount $100,000 accruing interest at 12% per annum with a term to May 29, 2015. Both principal and interest may be converted into units at $0.08 per unit, with each unit consisting of one common share and one half share purchase warrant.

4.         SELECTED QUARTERLY DATA

The following table summarizes selected consolidated financial information for the Company’s three most recently completed financial years. All amounts shown are stated in United States dollars, the Company’s functional and reporting currency, in accordance with International Financial Reporting Standards (“IFRS”).

	2013	2013	2012	2012	2012	2012	2011	2011
	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Revenues	$111,166	$41,003	$1,013	$-	$-	$-	$-	$-
Loss from operations	(439,026)	(685,303)	(486,054)	(207,151)	(322,209)	(1,009,791)	(175,520)	(499,738)
Net loss for the period	(472,382)	(175,230)	(455,257)	(417,453)	(367,277)	(1,071,393)	(233,625)	(620,675)
Comprehensive loss for the period	(602,055)	(131,942)	(455,257)	(417,453)	(367,277)	(1,071,393)	(233,625)	(620,675)
Loss per share from continued operations	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.00)	$(0.01)	$(0.00)	$(0.01)

The changes in comparative results of operations on a quarter over quarter basis are due primarily to significant fluctuations in the following areas: revenue, product development costs, stock-based compensation charges, foreign exchange gains and losses, and interest and accretion expense.

5.         RESULTS OF OPERATIONS

Three Months Ending June 30, 2013 and 2012

During the three months ended June 30, 2013, net loss increased by $105,105 resulting in a net loss of $472,382 compared to a net loss of $367,277 for the three months ended June 30, 2012, due primarily to the following:

•	Gross margin (loss) of $205,616 resulting from $111,166 in sales and $316,782 in cost of sales
•
General and administrative expenses were reduced by $63,797 to $94,747 compared to the prior comparative period. This is mostly attributable to a decrease in advertising and media development, office and miscellaneous expenses and reduction in professional fees.  Decreases in advertising and office expenditures were a result of reducing overall spending.  Reduction in professional fees relates to the year-end audit.

•
Interest and financing costs increased by $30,064 from the prior comparative period due to additional convertible debt issued during the current quarter as well as throughout the year ended March 31, 2013.

6.         LIQUIDITY AND CAPITAL RESOURCES

The Company relies on debt and equity financings to fund its activities. Although the Company has been successful in completing debt and equity financings in the past, there is no assurance that the Company will secure the necessary financings in the future.

The Company’s deficit at June 30, 2013 is $26.9 million. The Company’s working capital deficit as at June 30, 2013 was $6.5 million which is more than the $5.8 million in working capital deficit as at March 31, 2013. This increase in working capital deficit was a result of increases in promissory notes payable (due to accumulating interest), classifying certain convertible notes as current due to maturity dates falling due within one year, and continued expenditures on the commercialization of the VertiCrop system. The Company does not have sufficient cash for the next 12 months and there still remains substantial doubt as to the Company’s ability to continue as a going concern.

The Company’s ability to continue as a going-concern is dependent upon the economic development of its products, the attainment of profitable operations and the Company’s ability to obtain further financing.  The Company is currently seeking additional external funding to finance its operations and obligations of approximately $2,000,000 for the next twelve months. Management is considering all possible financing alternatives, including equity financing, shares for debt arrangements, debt financing, joint-venture, corporate collaboration and licensing arrangements.  However, there can be no assurance that the Company will be successful in its financing efforts or in the success of its products.

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund ongoing expenditures and suitable business opportunities as they arise. The Company considers the components of shareholders' equity, as well as its cash and cash equivalents as capital.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt. There were no changes in the Company’s approach to capital management during the three months ended June 30, 2013. The Company is not subject to any externally imposed equity requirements.

ASI had cash on hand of $63,264 as of June 30, 2013.  Although the Company has successfully raised funds in the past, has raised $125,000 during the current period and expects to be a going concern for the next twelve months it cannot be certain that any required additional financing will be available on favorable terms. If additional funds are raised by the issuance of equity securities, such as through the issuance and exercise of warrants, then existing stockholders will experience dilution of their ownership interest.  If adequate funds are not available or not available on acceptable terms, the company may be unable to fund commercialization of its products, develop or enhance services or respond to competitive pressures.

During the three months ended June 30, 2013, the Company did not issue any shares pursuant to private placements. The Company’s issued and outstanding shares as at June 30, 2013 were 96,016,003.

During the three months ended June 30, 2013, the Company used a total of $63,961 (2012 - $445,935) in cash related to its operations.  This cash was funded from amounts received from proceeds of convertible notes issued of $125,000 (2012 - $500,000) and proceeds from loan payable of $nil (2012 - $487,750). The Company also acquired $nil (2012 – $345,369) in assets under development.

6.         LIQUIDITY AND CAPITAL RESOURCES (continued)

As at June 30, 2013, accounts receivable of $78,969 (March 31, 2013 - $482,088) consisted of HST tax receivable of $18,781 and $60,187 in other amounts receivables.

Prepaid expenses as at June 30, 2013 of $3,078 (March 31, 2012 - $12,102) consisting of prepaid insurance and property taxes.

At June 30, 2013, inventories of $124,959 (March 31, 2012 - $118,656) consist of raw materials, crops in process and VertiCrop System inventory.

During the year ended March 31, 2011, the Company decided to sell its property and remaining equipment in El Paso, Texas.  The Company is still actively searching for a buyer of the land and building and expects to sell the assets held for sale within the next twelve months.

Accounts payable and accrued liabilities decreased to $1,825,445 at June 30, 2013 from $2,036,284 at March 31, 2013 due to the Company’s current financial position the timing of paying payables has increased throughout the fiscal year.

Operating loan decreased to $230,118 at June 30, 2013 from $243,435 at March 31, 2013. Loan payable (including current portion) decreased to $950,000 at March 31, 2013 from $982,350 at March 31, 2013. The operating loan and loan payable relate to the construction and installation of the Company’s VertiCrop System located in Vancouver, BC.

Promissory notes increased from $1,927,144 at March 31, 2013 to $1,967,642 at June 30, 2013, largely due to accrued interest at rates of 8% to 18%.

Advances and amounts due from related parties decreased by $11,528 to $1,195,639 as at June 30, 2013 (March 31, 2013 - $1,207,167) due to partial payment of travel expenses.

Convertible notes (current and long-term) increased as at June 30, 2013 to $867,463 from $722,777 at March 31, 2013 due to $125,000 in new convertible notes issued during the current period.  Interest and accretion continued to accrue on the convertible note balances.  The new convertible notes issued are unsecured bearing interest at 12% per annum, with terms of 2 to 3 years. Interest and principal may be converted at the option of the lender from $0.08 to $0.10 per unit.

Financial Instruments

The Company has designated its cash and loans payable as loans and receivable, which is measured at amortized costs. Receivables are designated as loans and receivables, which are measured at amortized cost.  Accounts payable and accrued liabilities, operating loan, loan payable, promissory notes payable and due to related parties are designated as other financial liabilities, which are measured at amortized cost.  The convertible accrued interest payable is measured at fair value. Derivative instruments are recorded on the balance sheet at fair value and changes in fair value are recorded in the statement of comprehensive loss.

There is no difference between the fair value and carrying value of the financial assets and liabilities for the three months ended June 30, 2013 and 2012. Refer to Note 3(g) of the consolidated financial statements for an explanation of the fair value hierarchy applied. There are no assets or liabilities transferred from one level to another in the hierarchy during the three months ended June 30, 2013 and 2012.

7.         CONTRACTUAL COMMITMENTS

The following table summarizes the contractual maturities of the Company’s significant financial liabilities and capital commitments, including contractual obligations as of June 30, 2013:

	Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Leased offices & development space	$240,000	$27,000	$55,000	$55,000	$103,000
Term loan	950,000	94,257	401,470	454,273	-
Convertible notes	867,463	623,030	244,433	-	-
Total	$2,057,463	$744,287	$700,903	$509,273	$103,000

8.         OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

9.         RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

During the three months ended June 30, 2013 and 2012, the Company incurred the following expenditures other than key management compensation charged by members of key management that included officers and directors or other parties that had significant influence over the financial and operating policy decisions of the Company, but did not have control over polices:

	Three months ended June 30,
	2013	2012
Interest and accretion	$4,482	$4,482
	$4,482	$4,482

At June 30, 2013 and March 31, 2013, due to related parties was comprised of amounts owing to key management or former key management.  At June 30, 2013, the amounts owing of $1,195,639 (March 31, 2013 - $1,207,167) were non-interest bearing and are repayable on demand.

At June 30, 2013, included in promissory notes payable from Note 5(a) of the consolidated financial statements is $222,458 (March 31, 2013 – $217,976) owing to key management.

9.        RELATED PARTY TRANSACTIONS (continued)

Key Management Compensation

Key management personnel compensation comprised:

	Three months ended June 30,
	2013	2012
Salaries and short-term employee benefits	$97,220	$130,000
	$97,220	$130,000

10.      OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  As at August 23, 2013, 96,016,003 common shares were issued and outstanding. There are also 10,323,019 share options and 1,379,075 warrants outstanding to acquire unissued common shares. There are no preferred shares outstanding.

11.      CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The Company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities.  Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  In the future, actual experience may differ from these estimates and assumptions.

The Company’s most significant areas of estimation are in relation to recoverability of its asset under development, stock-based compensation expenses, assessment of its classification of debt instruments with conversion feature, assets held for sale, estimated useful lives, income taxes, stock-based compensation, and impairment of property, plant and equipment. These critical accounting estimates are substantially unchanged from those disclosed in Note 4 to the consolidated financial statements for the year ended March 31, 2013.

The significant accounting policies used by the Company are substantially unchanged from those disclosed in Note 3 to the consolidated financial statements for the year ended March 31, 2013.

12.      RISKS AND UNCERTAINTIES

As Alterrus is in the early stages of development of the VertiCrop™ product line, the business involves a high degree of risk.  The economic viability of VertiCrop™ System needs to be demonstrated in order for the Company to meet its financial obligations as they come due. An investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks.

The following is a general description of some of the material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

The Company Has A History Of Operating Losses And We May Have Operating Losses And A Negative Cash Flow In the Future.  We May Not Be Successful In Raising Capital Required To Continue To Exist.

The Company Needs Additional Financing To Meet The Company’s Current And Future Capital Needs And The Company May Not Be Able To Secure That Financing.

12.      RISKS AND UNCERTAINTIES (continued)

The Company Has Only Limited Experience As A Public Reporting Company Which May Place Significant Demands On The Company’s Operations.

The Company’s Inability To Attract And Retain New Personnel Could Inhibit The Company’s Ability To Grow Or Maintain The Company’s Operations.

There Is Only A Limited Market For The Company’s Common Shares.

The Price Of The Company’s Common Shares May Be Volatile Which Could Result In Substantial Losses For Individual Shareholders.

As Of The Date Of This Report The Company Is Not Carrying Any Insurance On Its EL Paso Facilities Which Could Result In A Significant Loss.

The Company Operates In The United States And The United Kingdom As Well As Canada And As Such Is Subject To Foreign Currency Fluctuations Which Can Significantly Impact On Its Financial Results.  The Company Does Not Engage In Any Hedging Arrangements To Mitigate These Risks.

13.      MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, including the condensed consolidated interim financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.